UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

E-House (China) Holdings Limited
(Name of Issuer)
Ordinary shares of par value of $0.001 per share
(Title of Class of Securities)
026852W10
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026852W10

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		5,612,084 ordinary shares. Smart Create Group Limited may also be deemed to have sole voting power with respect to 3,750,000 ordinary shares. See Item 4.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,862,084 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

3,750,000 ordinary shares. Smart Create Group Limited may also be deemed to have shared dispositive power with respect to 3,750,000 ordinary shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,612,084 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	026852W10

1	NAMES OF REPORTING PERSONS Smart Create Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		3,750,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have sole voting power with respect to the above shares. See Item 4.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,750,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have shared dispositive power with respect to the above shares. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,750,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:
E-House (China) Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Neil Nanpeng Shen
Smart Create Group Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Neil Nanpeng Shen
Suite 2215, Two Pacific Place
88 Queensway Road
Hong Kong
Smart Create Group Limited
P.O. Box 957
Offshore Incorporations
Centre Road Town, Tortola
British Virgin Islands

ITEM 2(c).	CITIZENSHIP:
Neil Nanpeng Shen — Hong Kong
Smart Create Group Limited — British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary shares of par value of $0.001 per share

ITEM 2(e).	CUSIP NO.:
26852W10

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of E-House (China) Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2010:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent	vote or direct	direct the	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	vote:	disposition of:	disposition of:
Smart Create Group Limited	3,750,000	4.6%	3,750,000	0	0	3,750,000
Neil Nanpeng Shen	5,612,084	6.9%	5,612,084	0	1,862,084	3,750,000
Smart Create Group Limited (“Smart Create”), a British Virgin Islands company, directly holds 3,750,000 ordinary shares of the Issuer. Mr. Neil Nanpeng Shen controls Smart Create by holding 62.5% of the shares in Smart Create and through voting proxies granted to him by shareholders who collectively own the other 37.5% of the shares in Smart Create. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own all of the shares held by Smart Create.
The 5,612,084 ordinary shares of the Issuer beneficially owned by Mr. Neil Nanpeng Shen comprise the following: (i) 3,750,000 ordinary shares directly held by Smart Create, (ii) 1,800,423 ordinary shares directly held by Smart Master International Limited (“Smart Master”), a British Virgin Islands company solely owned and controlled by Mr. Shen, (iii) 3,333 ordinary shares that Mr. Shen personally held as of December 31, 2010, and (iv) 58,328 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after December 31, 2010. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own a total of 5,612,0844 ordinary shares of the Issuer. Mr. Shen disclaims beneficial ownership of the ordinary shares owned by Smart Create except to the extent of his pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10.	CERTIFICATIONS
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2011

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

Smart Create Group Limited	By:	/s/ Neil Nanpeng Shen
		Name:	Neil Nanpeng Shen
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement